SEC MAIL PROCESSING
RECEIVED
FEB 24 2003
WASH.

Российская

ОТКРЫТОЕ АКЦИОНЕРН... ...ВО

03007358

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«7» февраля 2003г. SUPPL № 13-146

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the news bulletins published in the Supplement to "Bulletin of Federal Commission on Securities Market of Russia", # 11, dated February, 07, 2003 with the information about the significant fact (event, action) relevant to the financial and economic activity of OJSC"Surgutneftegas". Please find enclosed English-language translation of the document.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov,** on phone **(7 095) 928 52 71** or **Andrey Serebriakov,** on **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 3 pages.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Yours sincerely,

dw 3/20

Sergey Fyodorov

Vice-President,
Head of Securities

628400,	*Тел.:*	*42-61-33*	*1, Kukuyevitskogo Str.,*	*Tel.:*	*42-61-33*
Российская Федерация,		*42-60-30*	*Surgut, Tyumen Region,*		*42-60-30*
Тюменская область,	*Телекс*	*735525 SEVER RU*	*Russian Federation,*	*Telex*	*735525 SEVER RU*
г.Сургут,	*Факс*	*42-64-95*	*Zip Code 628400*	*Fax*	*42-64-95*
ул.Кукуевицкого, 1	*Телетайп*	*314594 SEVER RU*		*Teletype*	*314594 SEVER RU*

The information on the significant fact (event, action) relevant to the financial and economic activity of the Issuer

Open Joint Stock Company «Surgutneftegas»
Location: ***ul. Kukuyevitskogo 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation***
The Issuer's code: ***00155-A***

The date of fact (event, action): ***31.01.2003***
The code of fact (event, action): ***1300155A31012003***

- The date of meeting of the Board of Directors of OJSC "Surgutneftegas", at which the corresponding decisions were adopted: January 30, 2003;
- The complete wording of the decisions adopted in conformity with the Minutes of the Meeting of the Board of Directors:
"1. To call and conduct in the form of a meeting OJSC "Surgutneftegas" Annual General Shareholders' Meeting 2002 on March 20, 2003, at 10.00 a.m. The venue of the meeting: the building of the Palace of Arts "Neftyanik", ul. Entuziastov 32, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast. The registration of the participants of the meeting is to start at 8.00 a.m. on the day of the meeting.
2. To approve the agenda of OJSC "Surgutneftegas" Annual General Shareholders' Meeting as follows:
- Approval of the annual report on the financial results of OJSC "Surgutneftegas", the annual accounting records, including the profit and loss account for 2002.
- Approval of the distribution of profit and loss of OJSC "Surgutneftegas" for 2002, including dividend payment (declaration), approval of the amount, the schedule and the form of dividend payment. Election of members of the Board of Directors of OJSC "Surgutneftegas".
- Election of members of the Auditing Committee of OJSC "Surgutneftegas".
- Approval of the Auditor of OJSC "Surgutneftegas".
- On approval of transactions with an interested party, which may be effected by OJSC "Surgutneftegas" in the course of ordinary economic activities (on the basis of Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies").
3. To set 31.01.2003 as the date of the compilation of the register of persons, entitled to take part in the Annual General Shareholders' Meeting.
4. To approve the text of the notice to the shareholders on conducting the Annual General Shareholders' Meeting and to notify the shareholders by 28.02.2003 in the order provided for by the Charter of the Company.
5. To approve the information list to be provided to the persons, entitled to take part in the Annual General Shareholders' Meeting, in the course of preparation for the Annual General Shareholders' Meeting and the order of its provision according to the approved list: from 28.02.2003 to 20.03.2003 inclusive to the address: ul. Entuziastov 52/1, Room 154, the city of Surgut,

Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415, each working day, 9.00-12.30, 14.00-17.00.
6. To approve the form and the text of the voting bulletin. To send the voting bulletins to the shareholders by 28.02.2003. The filled-in bulletin may be mailed or submitted personally to the address: ul. Entuziastov 52/1, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415, each working day, 9.00-12.30, 14.00-17.00. To set March 17, 2003 inclusive as the termination date for reception of the bulletins from the shareholders.
7. To entrust Director General of OJSC "Surgutneftegas" V.L.Bogdanov with the arrangement and technical provision of the Annual General Shareholders' Meeting.";
- The quorum of the meeting: "The Board of Directors of OJSC "Surgutneftegas" consists of 9 members. 7 persons took part in the vote. The present meeting is legally competent to adopt decisions";
- Results of the vote held on the adopted resolutions: "The resolutions were adopted unanimously".

Director General ***V.L.Bogdanov***

The information on the significant fact (event, action) relevant to the financial and economic activity of the Issuer

Open Joint Stock Company «Surgutneftegas»
Location: ***ul. Kukuyevitskogo 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation***
The Issuer's code: ***00155-A***

The date of fact (event, action): ***30.01.2003***
The code of fact (event, action): ***1500155A30012003***

- The date of the Board of Directors' adoption of the decision, concerning the date, for which the register of holders of securities is to be made out: January 30, 2003;
- The date, for which the register of holders of registered securities is to be made out: January 31, 2003.

Director General ***V.L.Bogdanov***

Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«7» февраля 2003г. № 13-146

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

Re: ОАО «Сургутнефтегаз» (файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам тексты информационных сообщений, опубликованных в Приложении к Вестнику ФКЦБ России №11 от 07 февраля 2003, о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность ОАО «Сургутнефтегаз», и прилагаем его перевод на английский язык.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 2 листах в 1 экземпляре.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Федоров

628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1
Тел.: 42-61-33, 42-60-30
Телекс 735525 SEVER RU
Факс 42-64-95
Телетайп 314594 SEVER RU

1, Kukuyevitskogo Str., Surgut, Tyumen Region, Russian Federation, Zip Code 628400
Tel.: 42-61-33, 42-60-30
Telex 735525 SEVER RU
Fax 42-64-95
Teletype 314594 SEVER RU

Информация о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность эмитента

Открытое акционерное общество "Сургутнефтегаз"
Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***
Код эмитента: ***00155-А***

Дата появления факта (события, действия): ***31.01.2003***
Код факта (события, действия): ***1300155A31012003***

- Дата заседания Совета директоров ОАО "Сургутнефтегаз", на котором приняты соответствующие решения: 30 января 2003 года;
- Полная формулировка принятых решений в соответствии с протоколом заседания Совета директоров:
"1. Осуществить созыв и проведение в форме собрания годового общего собрания акционеров Общества за 2002 год 20 марта 2003 года, в 10 час. 00 мин. Место проведения: Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32, здание Дворца Искусств "Нефтяник". Регистрация участников собрания - с 08.00 дня проведения.
2. Утвердить следующую повестку дня годового общего собрания акционеров ОАО "Сургутнефтегаз":
- Утверждение годового отчета о результатах хозяйственной деятельности ОАО "Сургутнефтегаз", годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках за 2002 год.
- Утверждение распределения прибылей (убытков) ОАО "Сургутнефтегаз" за 2002 год, в том числе выплата (объявление) дивидендов, утверждение размера, формы и срока выплаты дивидендов.
Избрание членов Совета директоров ОАО "Сургутнефтегаз".
- Избрание членов Ревизионной комиссии ОАО "Сургутнефтегаз".
- Утверждение аудитора ОАО "Сургутнефтегаз".
- Об одобрении сделок с заинтересованным лицом, которые могут быть совершены ОАО "Сургутнефтегаз" в процессе осуществления обычной хозяйственной деятельности (в порядке п.6 ст.83 Федерального закона РФ "Об акционерных обществах").
3. Установить 31.01.2003 в качестве даты составления списка лиц, имеющих право на участие в годовом общем собрании акционеров.
4. Утвердить текст сообщения акционерам о проведении годового общего собрания акционеров и осуществить уведомление акционеров до 28.02.2003 года в порядке, предусмотренном Уставом Общества.
5. Утвердить перечень информации, представляемый лицам, имеющим право на участие в годовом общем собрании акционеров, при подготовке к проведению годового общего собрания акционеров и порядок его представления по утвержденному перечню: с 28.02.2003 по 20.03.2003 включительно по адресу: 628415, г.Сургут, Тюменская область, Ханты-Мансийский автономный округ, ул.Энтузиастов, 52/1, каб.154, в течение каждого рабочего дня с 09.00 до 12.30 и с 14.00 до 17.00.
6. Утвердить форму и текст бюллетеня для голосования. Направление акционерам бюллетеней для голосования осуществить до 28.02.2003. Заполненный бюллетень может быть отправлен по почте или представлен лично по адресу: 628415 г.Сургут, Тюменская область, Ханты-Мансийский автономный округ, ул.Энтузиастов, 52/1, время приема - в течение каждого рабочего дня с 09.00 до 12.30 и с 14.00 до 17.00. В качестве даты окончания приема бюллетеней от акционеров определить 17 марта 2003 года включительно.
7. Поручить генеральному директору ОАО "Сургутнефтегаз" В.Л.Богданову организационное и техническое обеспечение годового общего собрания акционеров.";
- Кворум заседания: "Количественный состав Совета директоров ОАО "Сургутнефтегаз" - 9 человек. В голосовании приняли участие 7 человек. Настоящее заседание правомочно принимать решения";
- Результаты голосования за принятые решения: "Решения приняты единогласно".

Генеральный директор ***В.Л. Богданов***

Информация о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность эмитента

Открытое акционерное общество "Сургутнефтегаз"
Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***
Код эмитента: ***00155-А***

Дата появления факта (события, действия): ***30.01.2003***
Код факта (события, действия): ***1500155А30012003***

- Дата принятия Советом директоров ОАО "Сургутнефтегаз" решения о дате, на которую составляется список владельцев ценных бумаг: 30 января 2003 года;
- Дата, на которую составляется список владельцев именных ценных бумаг: 31 января 2003 года.

Генеральный директор ***В.Л. Богданов***